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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER
8- 39613

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____1/1/14____ AND ENDING ____12/31/14____

MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMP Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

600 Montgomery Street, Suite 1100

(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Jackson   (415) 835-3979

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

Three Embarcadero center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessi

15048537

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Raymond Jackson_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___JMP Securities LLC_____ , as
of ___December 31_____, 20_14_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Director, Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California
County of San Francisco

Subscribed and affirmed before me on this 25th day of January, 2015, by Raymond Jackson, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature _____

JMP Securities LLC
Statement of Financial Condition
December 31, 2014



pwc

Report of Independent Registered Public Accounting Firm

To the Management of JMP Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JMP Securities LLC ("the Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

JMP Securities LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 53,548,886
Restricted cash and deposits	15,268,074
Marketable securities owned, at fair value	29,466,184
Other investments, at fair value	731,705
Investment banking fees receivable, net (allowance for doubtful accounts of $5,000 at December 31, 2014)	10,434,021
Receivable from clearing broker and other broker-dealers	1,284,539
Due from affiliates	4,680,641
Other assets	1,316,267
Total assets	$116,730,317

Liabilities and Member's Equity

Liabilities

Marketable securities sold, but not yet purchased, at fair value	$ 15,048,103
Securities sold under agreements to repurchase	
Accrued compensation	34,931,767
Accounts payable and accrued expenses	5,831,910
Due to affiliates	327,512
Payable to broker-dealers	11,020
Deferred compensation liability	5,113,383
Total liabilities	61,263,695
Liabilities subordinated to claims of general creditors (Note 6)	15,000,000
Commitments and contingencies (Note 8)	
Member's equity	40,466,622
Total liabilities and member's equity	$116,730,317

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Description of Business**

    JMP Securities LLC (the "Company"), a wholly-owned subsidiary of JMP Group Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Fair Value of Financial Instruments
    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned, Other investments, and Marketable securities sold, but not yet purchased, are stated at fair value.

    Fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology and other factors generally pertinent to the valuation of financial instruments.

    Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC equity securities whose value is determined based on quoted market prices.

    Other investments primarily consist of investments in warrants on public and private common stock. The warrants on public and private common stock are generally received as a result of investment banking transactions and are valued at estimated fair value as determined by management. Warrants owned are valued at the date of issuance and marked-to-market as of each reporting period. Estimated fair value is generally determined using the Black-Scholes Options Valuation methodology.

    See Note 5 for the disclosures related to the fair value of the Company's marketable securities and other investments.

JMP Securities LLC
Notes to Statement of Financial Condition (continued)
December 31, 2014

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Restricted Cash and Deposits

Restricted cash consists of proceeds from short sales on deposit with brokers that cannot be removed unless the securities are delivered. Deposits consist of cash on deposit with the Company's clearing broker. At December 31, 2014, the Company had $15,048,074 of restricted cash and $220,000 of cash on deposit with its clearing broker.

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There was $5,000 in the allowance for doubtful account as of December 31, 2014 related to investment banking fees receivable.

Receivable from Clearing Broker and Other Broker-Dealers

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are commissions related to securities transactions generated in December 2014 and paid in January 2015, net of clearing costs. Included in payables are commissions to other broker-dealers related to Commission Sharing Agreements.

Due from/to Affiliates

Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from/to affiliates balances are settled through intercompany accounts.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. All tax liabilities or receivables accrued by the Company, are settled by cash through intercompany accounts.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company has analyzed its tax positions for all open tax years, which are 2011 and 2013 for federal income tax purposes and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flows. Therefore, the Company has not recorded any liabilities for uncertain income tax positions for the year ended of December 31, 2014.

Stock-Based Compensation

Under the JMP Group 2007 Equity Award Plan, the Parent has granted RSUs and stock options to certain employees of the Company. These awards generally have two to three-year service conditions and, in some cases, have Company performance-based conditions in addition to service conditions. In the event of a change in control or corporate transactions, the RSUs will vest immediately prior to the effective date of such an event.

Deferred Compensation Liability
Certain employees receive a portion of their performance-based bonuses in the form of deferred compensation. The deferred compensation typically vests over two years.

3. Advances and Distributions from/to Parent

For the year ended December 31, 2014, the Company recorded net distributions to the Parent which consists of (i) distributions primarily related to payments for the shares the Parent repurchased from the Company's employees for the withholding taxes on RSU vesting, (ii) the settlement of the prior year tax liability, and (iii) advances from the Parent related to stock-compensation awards granted by the Parent to the employees of the Company.

4. Recent Accounting Pronouncements

ASU 2014-15, *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* was issued in August 2014 to provide guidance regarding management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. This standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The adoption of ASU 2014-15 is not expected to have an impact on the Company's financial statement.

5. Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as U.S. listed and OTC equity securities all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company did not own any Level 2 financial instruments at December 31, 2014.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources. A description of the valuation techniques utilized for the fair value of the financial instruments in this category is as follows:

- Warrants: determined by the Company using the Black-Scholes Options Valuation model.

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2014:

	At December 31, 2014	
	Carrying Value	Fair Value
Assets		
Cash and cash equivalents	$ 53,548,886	$ 53,548,886
Restricted cash and deposits	15,268,074	15,268,074
Marketable securities owned	29,466,184	29,466,184
Other investments	731,705	731,705
Total assets	$ 99,014,849	$ 99,014,849
Liabilities		
Marketable securities sold, but not yet purchased	$ 15,048,103	$ 15,048,103
Total liabilities	$ 15,048,103	$ 15,048,103

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Cash and cash equivalents	$ 53,548,886	-	-	$ 53,548,886
Restricted cash and deposits	15,268,074	-	-	15,268,074
Marketable securities owned				
Equity securities	29,466,184	-	-	29,466,184
Other investments				
Warrants and Other	-	-	731,705	731,705
Total assets:	$ 98,283,144	-	$ 731,705	$ 99,014,849

	Liabilities at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value				
Marketable securities sold, but not yet purchased	$ 15,048,103	$ -	$ -	$ 15,048,103

The Company used the following valuation technique with unobservable inputs when estimating the fair value of the Level 3 assets:

	Fair Value at December 31, 2014	Valuation Technique	Unobservable Input	Range (Weighted Average)
Warrants and Other	$ 731,705	Black-Scholes Option Model	Annualized volatility of credit	0.0%-17.9% (17.9%)

The significant unobservable input used in the fair value measurement of the warrants is the annualized volatility of credit. Significant increases in the rate would result in a significantly higher fair value measurement.

6. **Liabilities Subordinated to Claims of General Creditors**

Borrowings under subordination agreements as of December 31, 2014, consisted of the following:

JMP Holding LLC	
Interest at 20% matures on January 31, 2015	$ 4,000,000
JMP Holding LLC	
Interest at 20% matures on July 31, 2015	5,000,000
JMP Holding LLC	
Interest at 20% matures on September 30, 2015	2,500,000
JMP Holding LLC	
Interest at 20% matures on October 31, 2015	2,500,000
JMP Holding LLC	
Interest at 20% matures on October 31, 2015	1,000,000
	$ 15,000,000

The amendments extending the maturity dates of the above referenced agreements from January 31, 2015 to January 31, 2016 were approved and accepted by the FINRA.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. **Related Party Transactions**

During the year ended December 31, 2014, the Company paid certain operating expenses on behalf of the Parent and other affiliates. The Parent paid certain operating expenses on behalf of the Company. All amounts are settled through intercompany accounts.

The Parent has agreed to continue to provide the financial support to finance the Company's operations.

8. **Commitments and Contingencies**

The Company holds a revolving line of credit with City National Bank (the "lender") to be used for regulatory capital purposes during its securities underwriting activities. The unused portion of the line bears interest at the rate of 0.25% per annum, paid monthly. Pursuant to the Amendment, the prior $15.0 million line of credit held at the Company, which was scheduled to mature May 6, 2014, was increased to $20.0 million and renewed for one year. On May 6, 2015, any existing outstanding amount will convert to a loan maturing the following year. The remaining terms of the line of credit are consistent with those of the prior line of credit. There were no borrowings on this line of credit as of December 31, 2014. JMP Holding LLC, a wholly-owned subsidiary of the Parent, has guaranteed the obligations under the line of credit pursuant to a General Continuing Guaranty dated as of April 8, 2011.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2014, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

9. Litigation

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Generally, given the inherent difficulty of predicting the outcome of matters the Company is involved in, particularly cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution. For these matters, no reserve is established until such time, other than for reasonably estimable legal fees and expenses. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

10. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $64,302,919, which was $63,302,919 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to,

customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

11. Guarantees

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2014 have settled with no resulting liability to the Company. For the year ended December 31, 2014, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2014.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, J.P. Morgan Clearing Corp. The clearing broker is also the primary source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and commissions earned from customer transactions. As of December 31, 2014 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Fondition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Statement of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

JMP Securities LLC
Notes to Statement of Financial Condition (continued)
December 31, 2014

13. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statement was issued.

On January 1, 2015, the Parent completed its merger with and into JMP Group LLC, a Delaware limited liability company, with JMP Group LLC as the surviving entity. This merger was previously announced by the Parent on its current report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2014. There was no impact to JMP Securities LLC on a stand-alone basis.

On January 22, 2015, an amendment extending the maturity date of the $4,000,000 subordinated borrowing described in Note 6 from January 31, 2015 to January 31, 2016 was approved by FINRA.